CONFIDENTIAL MATERIALS OMITTED AND FILED SEPARATELY WITH
THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS DENOTE OMISSIONS.

EXHIBIT 4.16

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement”) is entered into as of this 25 day of November, 2007 (the “Effective Date”), by and among BioLine Innovations Jerusalem, LP, a limited partnership formed and existing under the laws of the State of Israel, having a place of business at 19 Hartum Street, P.O. Box 45158, Jerusalem, 91450, Israel (“BioLine”), and Innovative Pharmaceutical Concepts (IPC) Inc., a company formed and existing under the laws of the British Virgin Islands, having a place of business at Geneva Place, 2nd Floor, 333 Waterfront Drive, P.O. Box 3339, Road Town, Tortola, British Virgin Islands (“Licensor”).

WHEREAS, Licensor is the owner of inventions related to Pharmaceutical Preparations useful for Treating Tumors and Lesions of the Skin; and

WHEREAS, BioLine wishes to obtain an exclusive license with respect to the foregoing invention(s) in order to develop and commercialize products based thereon, and Licensor wishes to grant BioLine a license with respect thereto, all in accordance with the terms and conditions of this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.         Definitions.

Whenever used in this Agreement with an initial capital letter, the terms defined in this Section 1, whether used in the singular or the plural, shall have the meanings specified below.

“Additional Ingredient” shall mean any compound or substance which (i) is contained in a product and (ii) when administered to a patient has a therapeutic or prophylactic clinical effect independent of a Licensed Product, either directly or by acting synergistically with or otherwise enhancing the effect of other compounds or substances contained in such product.

“Affiliate” shall mean, with respect to a party, any person, organization or entity controlling, controlled by or under common control with, such party, including, with respect to a limited partnership, its limited partners, general partners, and any person, organization or entity controlling, controlled by or under common control with, such party.  For purposes of this definition only, “control” of another person, organization or entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such person, organization or entity, whether through the ownership of voting securities, by contract or otherwise.  Without limiting the foregoing, control shall be presumed to exist when a person, organization or entity (i) owns or directly controls fifty percent (50%) or more of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) possesses, directly or indirectly, the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the organization or other entity.

“Calendar Quarter” shall mean the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect.

“Combination Product” shall mean a product, substance or devise which comprises a Licensed Product and at least one Additional Ingredient.

“Commercially Reasonable Efforts” shall mean (i) with respect to any objective by an entity, reasonable, diligent, good faith efforts to accomplish such objective as other entities in the business of such entity (together with its Affiliates as a group) would normally use in the ordinary course of business and research to accomplish a similar objective under similar circumstances; and (ii) with respect to research, development and commercialization of any Licensed Product hereunder, shall mean those efforts and resources normally used by other entities in the business of such entity (together with its Affiliates as a group) for a product owned by it or to which it has rights, which is of similar market potential at a similar stage in its development or product life as such Licensed Product.

“Development Plan” shall have the meaning set out in Section 5.1.

“Development Results” shall mean all data, summaries, analyses, reports and other results and information relating to the Licensed Technology generated by or on behalf of BioLine in the exercise of its rights and its performance under this Agreement.

“First Commercial Sale” shall mean the first sale of a Licensed Product by BioLine, an Affiliate of BioLine or a Sublicensee to an unaffiliated third party after Regulatory Approval has been achieved in the country in which such Licensed Product is sold.  Sales for test marketing, sampling and promotional uses, clinical trial purposes or compassionate or similar use shall not be considered to constitute a First Commercial Sale.

“FDA” shall mean the United States Food and Drug Administration.

“Government Programs” shall mean the Biotech Incubators Program of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, and any other funding programs sponsored by the Israeli or other governments.

“Grants” shall mean any funds or benefits received by BioLine from governmental, quasi-governmental or other non-profit sources for the development of Licensed Products or other benefits, including but not limited to grants provided within the context of Government Programs.

“IND” shall mean (i) an Investigational New Drug Application, as defined in the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder, that is required to be filed with the FDA before beginning clinical testing of a Licensed Product in human subjects, or any successor application or procedure, and (ii) any comparable application filed with a Regulatory Agency in any other country or jurisdiction.

“Licensed Product” shall mean any product that comprises, contains or incorporates Licensed Technology.

“Licensed Technology” shall mean the Licensed Patents, and all inventions, know-how and other intellectual property owned by or licensed to Licensor related thereto.

“Licensed Patents” shall mean (i) the patents and/or patent applications set forth on Exhibit A attached hereto, (ii) all national-phase member patents and patent applications corresponding thereto, (iii) all improvements, updates, modifications and enhancements thereto made by Licensor by the Effective Date (if any), and (iv) all provisional applications, continuations, continuations-in-part, divisions, reissues, renewals, and patents granted thereon, all patents-of-addition, reissue patents, re-examinations and extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, supplementary protection certificates or the equivalent thereof, all related to the foregoing.  Exhibit A shall include and shall be updated from time to time to reflect inclusion of new Licensed Patents.

“M&A Transaction” shall mean a transaction in which all or substantially all of the partnership interests of BioLine and/or all or substantially all of the assets or share capital of its general and/or limited partner(s) are acquired by or assigned to a third party.

“Net Sales” shall mean the gross amount billed or invoiced by or on behalf of BioLine and/or its Affiliates (the “Invoicing Entity”) on sales of Licensed Products (whether made before or after the First Commercial Sale of the Licensed Product), less the following: (a) customary trade, quantity, or cash discounts to the extent actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return; (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, import, export, delivery, or use of a Licensed Product which is paid by or on behalf of the Invoicing Entity; (d) payment to one or more third parties to obtain a Third Party License from such third party(ies) in order to practice the Licensed Technology; and (e) outbound transportation, packing and delivery charges, as well as prepaid freight (including shipping insurance) actually incurred; provided, however, that:

(i) In any transfers of Licensed Products between the Invoicing Entity and an Affiliate of the Invoicing Entity not for the purpose of resale by such Affiliate, Net Sales shall be equal to the fair market value of the Licensed Products so transferred, assuming an arm’s length transaction made in the ordinary course of business; and

(ii) In the event that the Invoicing Entity, or the Affiliate of the Invoicing Entity, receives non-monetary consideration for any Licensed Products or in the case of transactions not at arm’s length with a non-Affiliate of the Invoicing Entity, Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business.

Sales of Licensed Products by an Invoicing Party to an Affiliate of such Invoicing Party, for resale by such Affiliate, shall not be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced or billed by such Affiliate on resale to an independent third party purchaser.

“Regulatory Agency” shall mean the FDA or equivalent agency or government body of another country.

“Regulatory Approval” shall mean (i) approval by the FDA permitting commercial sale of a Licensed Product, or (ii) any comparable approval permitting commercial sale of a Licensed Product granted by the applicable Regulatory Agency in any other country or jurisdiction.

“Sublicense” shall mean any right granted, license given, or agreement entered into, by BioLine to or with any other person or entity, under or with respect to or permitting any use of any of the Licensed Technology (or any part thereof) or otherwise permitting the development, manufacture, marketing, distribution and/or sale of Licensed Products (regardless of whether such grant of rights, license given or agreement entered into is referred to or is described as a sublicense or as an agreement with respect to the development and/or manufacture and/or sale and/or distribution and/or marketing of Licensed Products).

“Sublicense Receipts” shall mean any payments or other consideration that BioLine or an Affiliate of BioLine actually received in connection with a Sublicense, or the grant of an option to obtain a Sublicense, including without limitation royalties, license fees, milestone payments, license maintenance fees and equity; provided, however, that in the event that BioLine or an Affiliate of BioLine receives non-monetary consideration in connection with a Sublicense or the grant of an option to obtain a Sublicense or in the case of transactions not at arm’s length, Sublicense Receipts shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business; and provided further that Sublicensing Receipts will be reduced by any amounts returned by BioLine or an Affiliate to a Sublicensee on account of refunds or rebates given in respect of Sublicense Receipts or payment to one or more third parties to obtain a Third Party License from such third party(ies) in order to practice the Licensed Technology.  For the avoidance of doubt, Sublicensing Receipts shall not include any amounts received as Grants, in connection with Government Programs, or otherwise as research grants from national or international not-for-profit funding bodies, or in connection with an M&A Transaction.

“Sublicensee” shall mean a person or entity granted a Sublicense in accordance with Section 2.2, including any sublicensees of other Sublicensees.

“Third Party License” shall mean a license from an unaffiliated third party to one or more valid and enforceable patents issued in the United States or any other jurisdiction, the claims of which cover one or more functional components that is essential for the efficacy of the Licensed Product.

“Trial” shall mean a clinical trial or trials performed by BioLine or a third party engaged by BioLine either in countries of the European Union or in the USA, as part of Phase I and Phase II clinical trials, pursuant to which treatment based on the Licensed Technology is administered to not less than sixty (60) subjects. It is agreed that following the receipt of the Trial's Final Clinical Study Report from the Clinical Research Organization (CRO), it shall have the right to treat more subjects in Israel.

2.           License Grant.

2.1.        License.  Subject to the terms of this Agreement, Licensor hereby grants to BioLine an exclusive, worldwide license under Licensor’s rights in the Licensed Technology to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import Licensed Products and/or provide services relating thereto, and to conduct or have conducted clinical trials.  For purposes of this Section 2.1, the term “exclusive” means that Licensor shall not have any right to grant such licenses or rights to any third party or engage in any of the foregoing.

2.2.        Sublicenses.

2.2.1.     Sublicense Grant. BioLine shall be entitled to grant Sublicenses or other rights to third parties under the license granted pursuant to Section 2.1.  Such Sublicenses shall be made for consideration and in arm’s length transactions.

2.2.2.     Sublicense Agreements.  Sublicenses shall only be granted pursuant to written agreements.  BioLine shall provide Licensor with a copy of each sublicense agreement within (30) days of receipt of an executed draft thereof from the Sublicensee.  Each such sublicense agreement shall contain, inter alia, provisions to the following effect:

2.2.2.1. All provisions necessary to ensure BioLine’s ability to perform its obligations under this Agreement, including reporting and audit requirements;

2.2.2.2.  In the event of termination of the license set forth in Section 2.1 above (in whole or in part – e.g. termination in a particular country), any existing agreements that contain a Sublicense of, or other grant of right with respect to, Licensed Technology shall terminate to the extent of such Sublicense or other grant of right; provided, however, that, for each Sublicensee, upon termination of the Sublicense agreement with such Sublicensee, if the Sublicensee is not then in breach of such Sublicense agreement with BioLine such that BioLine would have the right to terminate such Sublicense, Licensor shall be obligated, at the request of such Sublicensee, to enter into a new agreement with such Sublicensee on substantially the same terms as those contained in such Sublicense agreement; and provided, further, that such terms shall be amended, if necessary, to the extent required to ensure that such Sublicense agreement does not impose any obligations or liabilities on Licensor which are not included in this Agreement; and

2.2.3.     A Sublicensee shall be entitled to Sublicense its rights under a Sublicense agreement, and so forth through a chain of sublicenses, provided that each such sublicense shall be subject to execution of a written agreement consistent with the terms of this Section, and shall be made for consideration and in arm’s length transactions.

2.3.        Contractors and Affiliates.  BioLine shall have the right to utilize third party contractors in connection with BioLine’s activities in exploiting the license granted hereunder.  Provided that such contractors perform activities on BioLine’s behalf, and BioLine maintains control of and remains solely responsible for such activities, the provisions of Section 2.2 shall not apply with respect to such contractors.  Sublicenses to Affiliates of BioLine shall not be considered Sublicenses under this Agreement.

3.           Title.

Subject to the license granted to BioLine pursuant to the terms of this Agreement, all rights, title and interest in and to the Licensed Technology are and shall be owned solely and exclusively by Licensor.  Licensor shall not accept any funding from any third party for research relating or connected to the Licensed Technology without the prior written consent of BioLine.

4.           Patent Filing, Prosecution and Maintenance.

4.1.        Filing, Prosecution and maintenance.  BioLine shall have the first right to prepare, file, prosecute and maintain any patent applications and patents, in respect of the Licensed Technology and/or any part thereof, and at BioLine’s sole expense, provided that such patent applications and patents shall be registered in the name of Licensor.  BioLine shall provide Licensor with copies of all patent applications and Licensor undertakes to cooperate in a timely manner with BioLine’s efforts to register the patent, including by executing any documents as may be required for such purpose.  BioLine shall have to pay, on time, all future payments necessary to prosecute and maintain all patent applications and/or patents in respect of the Licensed Technology, as set forth on Exhibit A attached hereto, and all patent applications and/or patents which BioLine decided to file under this Section 4.1.

4.2.        [***]

4.3         Consultation.  BioLine shall consult with Licensor regarding the preparation, filing and prosecution of all patent applications, and the maintenance of all patents, included within the Licensed Patents, including, without limitation, the content, timing and jurisdiction of the filing of such patent applications and their prosecution, and other details and overall global strategy pertaining to the procurement and maintenance of the Licensed Patents.  To avoid doubt, Licensor and BioLine may agree not to pursue the filing and/or maintenance of patents in certain jurisdictions.  All Licensed Patents shall be filed, prosecuted and maintained by the parties through a law or patent attorney firm selected by BioLine, subject to Licensor’s approval, not to be unreasonably withheld.  BioLine shall reimburse Licensor for all documented patent-related expenses incurred by Licensor with respect to the filing, prosecution and maintenance of the Licensed Patents within thirty (30) days after Licensor invoices BioLine in respect thereof; provided, however, that (i) BioLine is copied on all correspondence in respect of the aforementioned filing, prosecution and maintenance activities, and (ii) all such expenses are approved in advance and in writing by BioLine.

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

4.4.        No Warranty.  Nothing contained herein shall be deemed to be a warranty by any of the parties that they can or will be able to obtain patents on patent applications included in the Licensed Patents, or that any of the Licensed Patents will afford adequate or commercially worthwhile protection.

5.           Diligence and Information Exchange.

5.1.        Diligence.  BioLine shall use Commercially Reasonable Efforts, and/or shall cause its Affiliates and/or Sublicensees to use Commercially Reasonable Efforts, to develop Licensed Products based upon the road-map and timetable for the development of the Licensed Products in accordance with a development plan (the “Development Plan”) set out in Exhibit B attached hereto.  It is understood that the Development Plan is subject to change at BioLine’s discretion in order to meet the development obligations set out above.  Notwithstanding the foregoing, BioLine shall [***]. It is hereby agreed that BioLine shall consider in good faith to further invest in research and development based on the Licensed Technology, including the design of a disposable pen-like application device, improvement of tissue preservation and histopathology and treatment of additional skin conditions such as viral and/or fungal infections of the skin.

5.2.        Steering Committee, Consultation and Progress Reports.  The parties shall establish a steering committee (the “Committee”) to oversee the exercise of the License.  Each party shall be entitled to designate one representative to the Committee (the “Representative”), which shall meet at least twice per calendar year.  The Representatives shall be bound by the confidentiality arrangements set out in this Agreement.  BioLine agrees to consult with Licensor, via the Licensor Representative, in respect of significant decisions related to the exercise of the License.  In the context of the Steering Committee, BioLine shall (i) provide Licensor via Licensor’s Representative with periodic reports concerning all material activities undertaken in respect of the exercise of the License, and (ii) keep Licensor fully informed via Licensor’s Representative concerning all material activities undertaken in respect of the exercise of the License.  For the avoidance of doubt, the Committee shall be a forum for the exchange of information between the parties with respect to the foregoing, shall act only in an advisory capacity and shall not have any decision-making powers.

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

5.3.        Grants and Government Programs.  Licensor acknowledges and agrees that BioLine may apply for Grants as part of Government Programs for the funding of the development and commercialization of Licensed Products.  Licensor agrees to perform such further acts and execute such further documents as may reasonably be necessary to support the preparation and submission of the aforementioned Grants.  If BioLine receives Grants and the associated Government Programs so require, this Agreement will become subject to the applicable laws and regulations governing such Grants including, without limitation, the Law for the Encouragement of Industrial Research and Development, 5744-1984 as amended or supplemented from time to time and all regulations promulgated thereunder, the rules and regulations of the Office of the Chief Scientist (the “OCS”) and the relevant directives of the Director General of the Ministry of Trade, Industry and Employment, and the rules and regulations of the Incubator Program of the OCS.

6.           Consideration.

6.1.        Payments.  Subject to the terms below, BioLine shall pay Licensor a license fee of [***] (the “Licensee Fee”).  The License Fee shall be payable as follows:

6.1.1.      [***] shall be paid to Licensor within ten (10) days following the execution of this Agreement.

6.1.2.      [***]

 6.1.2.1.     [***]

 6.1.2.2.     [***]

6.1.3.      [***]

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

6.1.4.      The License Fee shall be non-refundable.

6.2         Royalty Payments. In the event that BioLine itself will actually manufacture and/or sell Licensed Products under the license, then BioLine will pay to Licensor [***]of Net Sales on a Licensed Product-by-Licensed Product and country-by-country basis until the last to expire of any patent included within the Licensed Technology in such country.

6.3.        Payments on Sublicense Receipts.  BioLine shall pay Licensor an amount equal to [***] of all Sublicense Receipts received by BioLine from the exploitation of the license granted hereunder (the “Sublicense Payment”).

6.4.        Combination Products.  Notwithstanding anything to the contrary set forth herein, in the event a Licensed Product is sold by BioLine or an Affiliate of BioLine in the form of a Combination Product, Net Sales from such Combination Product, for purposes of determining royalty payments, shall be determined by multiplying the actual Net Sales of such Combination Product during the applicable royalty reporting period, by the fraction A/(A+B) where: “A” is the average sale price of the Licensed Product contained in the Combination Product when sold separately by BioLine or its Affiliate; and “B” is the average price of the other Additional Ingredients included in the Combination Product when sold separately by its supplier, in each case during the applicable royalty reporting period or if sales of both the Licensed Product and/or other Additional Ingredients did not occur in such period, then in the most recent royalty reporting period in which sales of both occurred.  In the event that such average sale price cannot be determined for both the Licensed Product and all other Additional Ingredients included in the Combination Product, Net Sales for the purpose of determining royalty payments shall be calculated by multiplying the Net Sales of the Combination Products by the fraction of C/(C+D) where “C” is the fair market value of the Licensed Product; and “D” is the fair market value of all other Additional Ingredients included in the Combination Product.  In such event, the parties shall negotiate in good faith to arrive at a determination of the respective fair market values of the Licensed Product and all other Additional Ingredients included in the Combination Product.

7.           Reports, Payments and Records.

7.1.        Reports and Payments.

7.1.1.     Reports. Within thirty (30) days after the conclusion of each Calendar Quarter commencing with the first Calendar Quarter in which BioLine or an Affiliate of BioLine first receives Net Sales or Sublicense Receipts, BioLine shall deliver to Licensor a report containing the following information:

(a)           the number of units of Licensed Products sold by BioLine and its Affiliates in each country for the applicable Calendar Quarter;

(b)           the gross amount billed for the Licensed Product sold by BioLine and its Affiliates in each country during the applicable Calendar Quarter;

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

(c)           a calculation of Net Sales for the applicable Calendar Quarter in each country, including a listing of applicable deductions;

(d)           the total amount payable to Licensor in U.S. dollars on Net Sales for the applicable Calendar Quarter, together with the exchange rates used for conversion on the date that the sale was recognized in accordance with IFRS (IAS 21); and

(e)           a calculation of any Sublicense Receipts for the applicable Calendar Quarter.

The report shall state if no amounts are due to Licensor for any Calendar Quarter.

7.1.2.     Payment.  Concurrent with the delivery of each report delivered pursuant to Section 7.1.1, BioLine shall remit to Licensor all amounts due pursuant to Section 6 for the applicable Calendar Quarter.

7.2.        Records.  BioLine shall maintain, and shall cause its Affiliates and Sublicensees to maintain, complete and accurate records of Licensed Products that are made, used, marketed or sold under this Agreement, any amounts payable to Licensor in relation to such Licensed Products and all Sublicense Receipts received by BioLine and its Affiliates, which records shall contain sufficient information to permit the Licensor to confirm the accuracy of any reports or notifications delivered to Licensor under Section 7.1.  The relevant party shall retain such records relating to a given Calendar Quarter for at least seven (7) years after the conclusion of that Calendar Quarter.  During such seven (7) year period, Licensor shall have the right, at Licensor’s expense, to cause an independent, certified public accountant, who is bound by a suitable confidentiality arrangement with BioLine, to inspect BioLine’s and the relevant Affiliates’ records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement.  Such accountant shall not disclose to Licensor or any third party any information gained during the course of such inspection, except that such accountant may disclose to Licensor and BioLine information gained during the course of such inspection relating to the accuracy of reports and payments delivered under this Agreement.  The parties shall reconcile any underpayment or overpayment within thirty (30) days after the accountant delivers the results of the audit.  In the event that any audit performed under this Section 7.2 reveals an underpayment in excess of five percent (5%) in any calendar year, the audited party shall bear the full cost of such audit.  Licensor may exercise its rights under this Section 7.2 only twice every year per audited party and only with twenty (20) business days prior notice to the audited party.  BioLine shall cause its Affiliates and Sublicensees to comply with the terms of this Section 7.2.

7.3.        Audited Report.  BioLine shall furnish Licensor, and shall cause its Affiliates who make, use, market or sell Licensed Products to furnish Licensor, within ninety (90) days after the end of each calendar year, commencing at the end of the calendar year of the First Commercial Sale, with a report, certified by an independent certified public accountant, relating to royalties and other payments due to Licensor pursuant to this Agreement in respect to the previous calendar year and containing the same details as those specified in Section 7.1 in respect to the previous calendar year.

7.4.        Payment Method.  Each payment due to Licensor under this Agreement shall be made by wire transfer of funds to Licensor’s accounts in accordance with written instructions provided by Licensor.

7.5.        Withholding and Similar Taxes.  If applicable laws require that taxes be withheld from any amounts due to Licensor under this Agreement, BioLine shall (a) deduct these taxes from the remittable amount, (b) pay the taxes to the proper taxing authority, and (c) promptly deliver to Licensor a statement including the amount of tax withheld and justification therefore, and such other information as may be necessary for tax credit purposes.  For the avoidance of doubt, all amounts to be paid to Licensor pursuant to this Agreement are exclusive of Value Added Tax.  BioLine shall add value added tax, as required by law, to all such amounts.

8.           Confidential Information

8.1.        Confidentiality.

8.1.1.     Licensor Confidential Information.  BioLine agrees that, without the prior written consent of Licensor, in each case, during the term of this Agreement and for a period of seven (7) years from date of disclosure, it will keep confidential, and not disclose or use Licensor Confidential Information (as defined below) other than for the purposes of this Agreement.  BioLine shall treat such Licensor Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality.  BioLine may disclose the Licensor Confidential Information only (a) to employees and consultants of BioLine or of its Affiliates or Sublicensees who have a “need to know” such information in order to enable BioLine to exercise its rights or fulfill its obligations under this Agreement and are legally bound by agreements which impose confidentiality and non-use obligations comparable to those set forth in this Agreement, and (b) to actual and potential business partners, collaborators, investors, contractors, service providers and consultants, provided, however, in each case, that such recipient of Confidential Information first enters into a legally binding agreement with BioLine which imposes confidentiality and non-use obligations with respect to Confidential Information comparable to those set forth in this Agreement and has a minimum term of five (5) years from date of signature of the binding agreement.  For purposes of this Agreement, “Licensor Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of the Licensor or any of its employees or researchers to BioLine, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to BioLine at the time it was disclosed, other than by previous disclosure by or on behalf of the Licensor or any of its employees or researchers, as evidenced by BioLine’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement; (iii) is lawfully and in good faith made available to BioLine by a third party who is not subject to obligations of confidentiality to the Licensor with respect to such information; (iv) is explicitly approved for release by written authorization of Licensor; (v) is required by law or court order to be disclosed; or (vi) is independently developed by BioLine without the use of or reference to the Licensor Confidential Information, as demonstrated by documentary evidence.

8.1.2.     BioLine Confidential Information. Licensor agree that, without the prior written consent of BioLine, in each case, during the term of this Agreement and for a period of seven (7) years thereafter, it will keep confidential, and not disclose or use BioLine Confidential Information (as defined below) other than for the purposes of this Agreement.  Licensor shall treat such BioLine Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality.  Licensor may disclose the BioLine Confidential Information only to employees and consultants of Licensor or of its Affiliates who have a “need to know” such information in order to enable Licensor to exercise its rights or fulfill its obligations under this Agreement and are legally bound by agreements which impose confidentiality and non-use obligations comparable to those set forth in this Agreement.  For purposes of this Agreement, “BioLine Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of BioLine pursuant to this Agreement, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to Licensor at the time it was disclosed, other than by previous disclosure by or on behalf of BioLine as evidenced by Licensor’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement; (iii) is lawfully and in good faith made available to Licensor by a third party who is not subject to obligations of confidentiality to BioLine with respect to such information; (iv) is explicitly approved for release by written authorization of BioLine; (v) is required by law or court order to be disclosed; or (vi) is independently developed by Licensor without the use of or reference to the BioLine Confidential Information, as demonstrated by documentary evidence.

8.2.        Disclosure of Agreement. Each party may disclose the terms of this Agreement to the extent required, in the reasonable opinion of such party’s legal counsel, to comply with applicable laws, as well as to Sublicensees and prospective and current investors, pursuant to appropriate non-disclosure arrangements.  If a party discloses this Agreement or any of the terms hereof in accordance with this Section 8.2, such party agrees, at its own expense, to seek confidential treatment of portions of this Agreement or such terms, as may be reasonably requested by the other party.

8.3.        Publicity.  Without derogating from Section 8.2, BioLine may make announcements, publications, presentations and similar disclosures (i) relating to the subject matter of this Agreement, (ii) in connection with the marketing or sale of any Licensed Products, or (iii) in respect of the progress of the exercise of the license granted hereunder without the approval of Licensor, provided, however, that in so doing BioLine does not disclose any Licensor Confidential Information without having obtained the prior written consent of Licensor.  Except as provided in the immediately preceding sentence, no party will make any public announcement regarding this Agreement without the prior written approval of the other party.

9.           Patent Infringement.

9.1         Enforcement of Patent Rights.

9.1.1.     Notice.  In the event any party becomes aware of any possible or actual infringement or unauthorized possession, knowledge or use of any Licensed Patents (collectively, an “Infringement”), that party shall promptly notify the other parties and provide them with details regarding such Infringement.

9.1.2.     Suit by BioLine. BioLine shall have the right, but not the obligation, to take action in the prosecution, prevention, or termination of any Infringement of Licensed Patents.  Should BioLine elect to bring suit against an infringer and Licensor is joined as party plaintiff in any such suit, Licensor shall have the right to approve the counsel selected by BioLine to represent BioLine and Licensor, such approval not to be unreasonably withheld.  The expenses of such suit or suits that BioLine elects to bring, including any expenses of Licensor incurred in conjunction with the prosecution of such suits or the settlement thereof, shall be paid for entirely by BioLine and BioLine shall hold Licensor free, clear and harmless from and against any and all costs of such litigation, including reasonable attorneys’ fees.  BioLine shall not compromise or settle such litigation without the prior written consent of Licensor, which consent shall not be unreasonably withheld or delayed.  In the event BioLine exercises its right to sue pursuant to this Section 9.1.2, it shall first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorneys’ fees, necessarily involved in the prosecution of any such suit.  If, after such reimbursement, any funds shall remain from said recovery, then Licensor shall receive an amount equal to [***] of such funds and the remaining [***] of such funds shall be retained by BioLine.

9.1.3.     Suit by Licensor. If BioLine does not take action in the prosecution, prevention, or termination of any Infringement pursuant to Section 9.1.2 above, and has not commenced negotiations with the infringer for the discontinuance of said Infringement, within ninety (90) days after receipt of notice to BioLine by Licensor of the existence of an Infringement, Licensor may elect to do so.  Should Licensor elect to bring suit against an infringer and BioLine is joined as party plaintiff in any such suit, BioLine shall have the right to approve the counsel selected by Licensor to represent Licensor and BioLine, such approval not to be unreasonably withheld.  The expenses of such suit or suits that Licensor elects to bring, including any expenses of BioLine incurred in conjunction with the prosecution of such suits or the settlement thereof, shall be paid for entirely by Licensor and Licensor shall hold BioLine free, clear and harmless from and against any and all costs of such litigation, including reasonable attorneys’ fees.  Licensor shall not compromise or settle such litigation without the prior written consent of BioLine, which consent shall not be unreasonably withheld or delayed.  In the event Licensor exercise its right to sue pursuant to this Section 9.1.3, it shall first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorneys’ fees, necessarily involved in the prosecution of any such suit.  If, after such reimbursement, any funds shall remain from said recovery, [***].

9.1.4.     Own Counsel.  Each party shall always have the right to be represented by counsel of its own selection and at its own expense in any suit instituted under this Section 9 by another party for Infringement.

9.1.5.     Cooperation. Each party agrees to cooperate fully in all reasonable respects in any action under this Section 9 which is controlled by another party, provided that the controlling party reimburses the cooperating party promptly for any reasonable costs and expenses incurred by the cooperating party in connection with providing such assistance.

9.1.6.     Standing. If a party lacks standing and the other party has standing to bring any such suit, action or proceeding, then such other party shall do so at the request of and at the expense of the requesting party.  If the non-controlling party is joined in any such suit, action or proceeding, such party shall execute all papers and perform such other acts as may be reasonably required in the circumstances.

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

9.2           Legal Action against a Party.  Each Party will provide the others with prompt notice of any action, suit or proceeding brought against it, alleging the infringement of the intellectual property rights of a third party by reason of the discovery, development, manufacture, use, sale, importation, or offer for sale of a Licensed Product or otherwise due to the use or practice of the Licensed Technology.

10.	Warranties; Limitation of Liability.

10.1.       Representations and Warranties.

10.1.1.   Licensor hereby represents and warrants that (i) it has sole and exclusive ownership of the patents and/or patent applications listed in Exhibit A attached hereto; (ii) it has not granted any rights in or to Licensed Technology that are inconsistent with the rights granted to BioLine under this Agreement; (iii) it has the right to grant the license granted under this Agreement free and clear of any third party rights or claims; (iv) it will not transfer, assign, grant rights to, sell, lease or otherwise dispose of or encumber the Licensed Technology other than as may be expressly permitted herein; and (v) there are no legal claims, demands, threats or proceeding of any sort by any third party against the Licensor contesting the ownership or validity of the Licensed Patents, or claiming that the practice of the Licensed Patents in the manner contemplated by this Agreement would infringe the rights of such third party.

10.1.2.   BioLine hereby represents and warrants that it (i) is a drug development company, (ii) has received and carefully reviewed, to its satisfaction, all the information it considers necessary or appropriate for deciding whether to enter into this Agreement, and (iii) has reached the decision to fulfill its obligations hereunder as a result of careful consideration.  Without derogating from the aforementioned, BioLine further represents that it has had an opportunity to ask questions of and receive answers from Licensor regarding the intellectual property and the inventions of Licensor and has performed its independent due diligence with respect thereto after having received from Licensor the due diligence materials it requested.

10.2.       Compliance with Law.  BioLine warrants that it will comply with applicable laws and regulations relating to the development, manufacture, use, and sale of Licensed Products.

10.3.       No Warranty.  Except as otherwise expressly provided in this Agreement, neither party makes any warranty with respect to any technology, patents, goods, services, rights or other subject matter of this Agreement, and each party hereby disclaims warranties of merchantability, fitness for a particular purpose and non-infringement with respect to any and all of the foregoing.  It is further specifically agreed that no claim shall be made by either party against the other party (including such party’s directors, officers, employees, shareholders and agents and their respective successors, heirs and assigns) based on representations, written and/or oral, that are not specifically mentioned in this Agreement.

10.4.       Limitation of Liability.  Notwithstanding anything else in this Agreement or otherwise, neither Licensor nor BioLine will be liable to the other with respect to any subject matter of this Agreement under any contract, negligence, strict liability or other legal or equitable theory for (i) any indirect, incidental, consequential or punitive damages or lost profits or (ii) cost of procurement of substitute goods, technology or services.

11.	Indemnification.

11.1.       Indemnity.  BioLine shall indemnify, defend, and hold harmless Licensor, its directors, officers, employees and agents and their respective successors, heirs and assigns (the “Licensor Indemnitees”), against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the Licensor Indemnitees in connection with any claims, suits, actions, demands or judgments (“Claims”) arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning the use of any Licensed Technology by BioLine, or any of its Affiliates or Sublicensees, or concerning any product, process, or service that is made, used, or sold pursuant to any right or license granted by Licensor to BioLine under this Agreement (except in cases where, and to the extent that, such claims, suits, actions, demands or judgments result from the negligence or willful misconduct on the part of any of the Licensor Indemnitees in which case Licensor shall indemnify BioLine and the provisions hereof shall apply mutatis mutandis).

11.2.       Procedures.  If any Licensor Indemnitee receives notice of any Claim, Licensor shall, as promptly as is reasonably possible, give BioLine notice of such Claim; provided, however, that failure to give such notice promptly shall only relieve BioLine of any indemnification obligation it may have hereunder to the extent such failure diminishes the ability of BioLine to respond to or to defend the Licensor Indemnitee against such Claim.  Licensor and BioLine shall consult and cooperate with each other regarding the response to and the defense of any such Claim and BioLine shall, upon its acknowledgment in writing of its obligation to indemnify the Licensor Indemnitee, be entitled to and shall assume the defense or represent the interests of the Licensor Indemnitee in respect of such Claim, that shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of the Licensor Indemnitee and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that no such settlement shall be made without the written consent of the Licensor Indemnitee, such consent not to be unreasonably withheld.  Nothing herein shall prevent the Licensor Indemnitee from retaining its own counsel and participating in its own defense at its own cost and expense.

11.3.       Insurance.  BioLine shall maintain insurance that is reasonably adequate to fulfill any potential obligation to the Licensor Indemnitees consistent with industry standards.  BioLine shall provide Licensor, upon request, with written evidence of such insurance.

12.	Term and Termination.

12.1.       Term.  The term of this Agreement shall commence on the Effective Date and, unless earlier terminated as provided in this Section 12, shall continue in full force and effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of all payment obligations pursuant to Section 6 for such Licensed Product.

12.2.       Effect of Expiration.  Following the expiration of this Agreement pursuant to Section 12.1 (and provided the Agreement has not been earlier terminated pursuant to Section12.3, in which case Section 12.4.1 shall apply), BioLine shall have a fully-paid up, non-exclusive, worldwide license (with the right to grant sublicenses) under the Licensed Technology to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import Licensed Products and/or provide services relating thereto.

12.3.       Termination.

12.3.1.   Termination Without Cause and for Scientific, Regulatory or Medical Reasons.

12.3.1.1. BioLine may terminate this Agreement without cause upon thirty (30) days prior written notice to Licensor; provided, however, that in the event that BioLine exercises such right prior to the completion of the Trial, BioLine shall pay for the completion of the Trial; and provided further that the total amount that BioLine shall be obligated to pay in respect of the Trial (including amounts spent by BioLine prior to the exercise of the termination right hereunder, but excluding the Licensee Fee mentioned in Section 6.1) shall in no event exceed the sum of six hundred thousand United States Dollars (US $600,000).  For the avoidance of doubt, BioLine shall not be obligated to pay any amounts hereunder in the event that BioLine terminates the Agreement pursuant to this subsection 12.3.1.1 after the completion of the Trial.

12.3.1.2. BioLine may terminate this Agreement at any time upon sixty (60) days’ prior written notice to Licensor for scientific, regulatory or medical reasons which would prevent BioLine from continuing the development of the Licensed Technology pursuant to the Development Plan as may be determined by BioLine’s Scientific Advisory Board (“SAB”).  Prior to the exercise of such right, Licensor shall have the right to present orally and/or in writing its opinion regarding the proposed termination to the SAB and offer its solutions for the obstacles and/or problems raised by the SAB.  For the purpose of preparing for its presentation to the SAB, Licensor may contract with an independent expert to assist with such preparation and such expert shall have the right to present before the SAB.  BioLine agrees to contribute up to [***] to offset any documented costs directly incurred by Licensor in retaining such expert against presentation of appropriate invoices.  It is specifically agreed between the parties that in the event that BioLine terminates the Agreement pursuant to this subsection 12.3.1.2, regardless of whether such termination occurs prior to the completion of the Trial, BioLine shall not be obligated to pay any amounts in respect of the completion of the Trial.

12.3.2.   Termination for Default.

12.3.2.1. In the event that BioLine commits a material breach of its obligations under this Agreement and fails to cure that breach within thirty (30) days after receiving written notice thereof from Licensor, Licensor may terminate this Agreement immediately upon written notice to BioLine.  Notwithstanding the foregoing, in the event that any breach is not susceptible of cure within the stated period and BioLine uses diligent good faith efforts to cure such breach, the stated period will be extended by an additional thirty  (30) days.  In the event of an uncured material breach by BioLine, Licensor may elect not to terminate this Agreement but, instead, to sue BioLine for damages arising from such breach.

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

12.3.2.2. In the event that Licensor commits a material breach of its obligations under this Agreement and fails to cure that breach or default within thirty (30) days after receiving written notice thereof from BioLine, BioLine may terminate this Agreement immediately upon written notice to Licensor.  Notwithstanding the foregoing, in the event that any breach or default is not susceptible of cure within the stated period and Licensor uses diligent good faith efforts to cure such breach or default during the initial thirty (30) day cure period, the stated period will be extended by an additional thirty (30) days.  In the event of an uncured material breach by Licensor, BioLine may elect not to terminate this Agreement but, instead, to sue Licensor for damages arising from such breach.

12.3.3.   Bankruptcy.

12.3.3.1.  Either BioLine or Licensor may terminate this Agreement upon notice to the other if the other party becomes insolvent, is adjudged bankrupt, applies for judicial or extra-judicial settlement with its creditors, makes an assignment for the benefit of its creditors, voluntarily files for bankruptcy or has a receiver or trustee (or the like) in bankruptcy appointed by reason of its insolvency, or in the event an involuntary bankruptcy action is filed against the other party and not dismissed within ninety (90) days, or if the other party becomes the subject of liquidation or dissolution proceedings or otherwise discontinues business.

12.3.3.2. Notwithstanding the foregoing, in the event a receiver or trustee (or the like) is appointed or BioLine has entered into a settlement with its creditors and BioLine is otherwise meeting its obligations pursuant to this Agreement, Licensor shall not be entitled to terminate this Agreement as contemplated under Section 12.3.3.1 during such period.

12.4.      Effect of Termination.

12.4.1.   Termination of Rights. Upon termination by BioLine pursuant to Section 12.3.1, 12.3.2 or 12.3.3 hereof, or by Licensor pursuant to Sections 12.3.2 or 12.3.3 hereof (except in the circumstances set out in Section 12.3.3.2): (a) the rights and licenses granted to BioLine under Section 2 shall terminate; (b) all rights in and to the Licensed Technology shall revert to Licensor and BioLine shall not be entitled to make any further use whatsoever of the Licensed Technology nor shall BioLine  research, develop, manufacture, use, market, distribute, offer for sale, sell, export or import Licensed Products and/or provide services relating thereto; and (c) any existing agreements that contain a sublicense of the Licensed Technology shall terminate to the extent of such sublicense; provided, however, that, for each Sublicensee, upon termination of the sublicense agreement with such Sublicensee, Licensor shall be obligated, at the request of such Sublicensee, to enter into a new license agreement with such Sublicensee on substantially the same terms as those contained in such Sublicense agreement and provided further that such terms shall be amended, if necessary, to the extent required to ensure that such sublicense agreement does not impose any obligations or liabilities on Licensor which are not included in this Agreement.

12.4.2    Transfer of Development Results.  In the event BioLine terminates this Agreement pursuant to Section 12.3.1 or Licensor terminates this Agreement pursuant to Sections 12.3.2 or 12.3.3 hereof (except in the circumstances set out in Section 12.3.3.2), BioLine shall promptly transfer and assign to Licensor all Development Results and all right, title and interest therein; subject, however, to any conditions preventing or governing such transfer and assignment set out in the applicable laws and regulations governing the Grants received by BioLine and used in generation of the Development Results, (“Grant Transfer Conditions”), in which case BioLine will not be required to transfer and assign the Development Results as contemplated above unless and until Licensor either (i) agrees in writing to assume all obligations required by the Grant Transfer Conditions, or (ii) reaches another arrangement with the grantors of the Grants which absolves BioLine of any liability to such grantors with respect to the transfer and/or assignment of the Development Results.  In the event that the Development Results are transferred and assigned to Licensor as set out above, BioLine shall receive a perpetual carried interest in the commercial proceeds of the exploitation of the Licensed Technology as follows: [***]

12.4.3.   Accruing Obligations. Termination of this Agreement shall not relieve the parties of obligations occurring prior to such termination, including obligations to pay amounts accruing hereunder up to the date of termination.

12.5.       Survival.  The parties’ respective rights, obligations and duties under Sections 8, 10.2, 10.4, 11, 12 and 13, as well as any rights, obligations and duties which by their nature extend beyond the expiration or termination of this Agreement, shall survive any expiration or termination of this Agreement.

13.	Miscellaneous.

13.1.       Entire Agreement.  This Agreement (together with all schedules and exhibits attached hereto, which constitute an integral part of the Agreement) is the sole agreement with respect to the subject matter hereof and, except as expressly set forth herein, supersedes all other agreements and understandings between the parties with respect to same.

13.2.       Notices.  Unless otherwise specifically provided, all notices required or permitted by this Agreement shall be in writing and may be delivered personally, or may be sent by facsimile or certified mail, return receipt requested, to the following addresses, unless the parties are subsequently notified of any change of address in accordance with this Section 13.2:

If to BioLine:	BioLine Innovations Jerusalem, LP 19 Hartum Street P.O. Box 45158 Jerusalem 91450 Israel Attention: VP Finance, BioLineRx, Ltd. Fax: 972-2-548-9101

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

With a copy (which shall not constitute notice) to:	Yigal Arnon & Co., Law Offices 22 Rivlin Street Jerusalem, 94263 Israel Attention: Barry Levenfeld, Adv. Fax: 972-2-623-9236

If to the Licensor:	Innovative Pharmaceutical Concepts (IPC) Inc. Geneva Place, 2nd Floor, 333 Waterfront Drive P.O. Box 3339, Road Town, Tortola British Virgin Islands Attention: Dr. P. Burstein Fax: 972-3-540-2779

With a copy (which shall not constitute notice) to:	Yoram L. Cohen, Ashlagi, Fisher, Eshel – Law Offices 2 Weizman Street Tel-Aviv, 64239 Israel Attention: Zvi Fisher, Adv. Fax: 972-3-693-1919 Email: zvi@caflaw.co.il

Any notice shall be deemed to have been received as follows: (i) by personal delivery, upon receipt; (ii) by facsimile or email, receipt confirmed, one business day after transmission or dispatch; (iii) by airmail, three (3) business days after delivery to the postal authorities by the party serving notice.

13.3.       Governing Law and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the application of principles of conflicts of law, except for matters of patent law, which, other than for matters of inventorship on patents, shall be governed by the patent laws of the relevant country of the patent.  The parties hereby consent to personal jurisdiction in Tel Aviv, Israel and agree that any lawsuit they file to enforce their respective rights under this Agreement shall be brought in the competent court in Tel Aviv.

13.4.       Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and permitted assigns.

13.5.       Headings.  Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

13.6.       Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which when taken together shall constitute one and the same instrument.

13.7.       Amendment; Waiver.  This Agreement may be amended, modified, superseded, and any of the terms may be waived, only by a written instrument executed by each party or, in the case of waiver, by the party waiving compliance.  The delay or failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect the rights at a later time to enforce the same.  No waiver by either party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

13.8.       No Agency or Partnership.  The parties to this Agreement are independent contractors.  Nothing contained in this Agreement shall give any party the right to bind another, or be deemed to constitute either parties as agents for each other or as partners with each other or any third party.

13.9.       Assignment and Successors.  This Agreement may not be assigned by either party without the consent of the other, which consent shall not be unreasonably withheld, except that each party may, without such consent, assign this Agreement and the rights, obligations and interests of such party, in whole or in part, to any of its Affiliates, to any purchaser of all or substantially all of its assets or research to which the subject matter of this Agreement relates, or to any successor corporation resulting from any merger or consolidation of such party with or into such corporation.

13.10.     Force Majeure.  Neither party will be responsible for delays resulting from causes beyond the reasonable control of such party, including without limitation, regulatory delay, fire, explosion, flood, war, strike, or riot, provided that the non-performing party uses commercially reasonable efforts to avoid or remove such causes of non-performance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

13.11.     Interpretation.  The parties hereto acknowledge and agree that: (i) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to both parties hereto and not in favor of or against either party, regardless of which party was generally responsible for the preparation of this Agreement.

13.12.     Severability.  If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, such provision or provisions shall be reformed to approximate as nearly as possible the intent of the parties, and it is the intention of the parties that the remainder of this Agreement shall not be affected.

[Remainder of page intentionally left blank]

[Signature page to License Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Innovative Pharmaceutical Concepts	BioLine Innovations Jerusalem L.P.
(IPC) Inc.	By its General Partner:
BioLine Innovations Jerusalem Ltd.

By: /s/ P. Burstein	By: /s/ Morris Laster /s/ Allon Reiter

Name: Dr. Pinchas Burstein	Name: ________________________

Title: Director	Title: _________________________

Exhibit A
Patents and/or Patent Applications

[***]

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Exhibit B
Development Plan

ID	Task Name	Start	Finish	Cost	2005	2006	2007	2008	2009	2010

[***]

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Non-surgical removal of benign tumors and lesions of the skin

Development Plan

[***]

[***] Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.